

December 28, 2023

Peter M. Hecht
Chief Executive Officer
Cyclerion Therapeutics, Inc.
245 First Street, 18 Floor
Cambridge , Massachusetts

> **Re: Cyclerion Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 22, 2023**
> **File No. 001-38787**

Dear Peter M. Hecht:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences